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                             January 31, 2024

       Rob Rehard
       Executive Vice President and Chief Financial Officer
       Regal Rexnord Corporation
       111 West Michigan Street
       Milwaukee, Wisconsin 53203

                                                        Re: Regal Rexnord
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            Form 8-K dated
September 8, 2023
                                                            Form 8-K dated
November 2, 2023
                                                            File No. 001-07283

       Dear Rob Rehard:

              We have reviewed your December 21, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12,
       2023 letter.

       Response Letter dated December 21, 2023

       Form 8-K furnished September 8, 2023
       Exhibit 99.1 , page 1

   1. We note your response to our prior comment 3, however we continue to object to the presentation of this
pro forma segment information on a standalone basis. In this regard, we note that the pro
forma measures are presented without disclosure of the comparable
                                                        GAAP measures, are
presented by segment, and also do not include disclosure of the nature and amount of
the adjustments that were made to calculate the pro forma
                                                        measures. Additionally,
we note that the pro forma measures you present differ, or are in addition to those
included in your ASC 805 disclosures in your 2023 Form 10-Qs, and therefore would not
appear to be appropriate to present for historical quarterly periods.
 Rob Rehard
Regal Rexnord Corporation
January 31, 2024
Page 2
         Please revise future filings to exclude this type of pro forma disclosure.
Form 8-K furnished November 2, 2023
Exhibit 99.1 Earnings Release, page 12

2. We note your response to our prior comment 4. Please revise future filings to include disclosure of how the pro forma net loss amount was calculated or determined.
       Please contact Len Jui at 202-551-6693 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRob Rehard                                    Sincerely,
Comapany NameRegal Rexnord Corporation
                                                                Division of
Corporation Finance
January 31, 2024 Page 2                                         Office of
Manufacturing
FirstName LastName